ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

June 29, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Blaise Rhodes

Re:	Avino Silver & Gold Mines Ltd. Form 20-F for the Year Ended December 31, 2016 Filed March 10, 2017 File No. 001-35254

Dear Mr. Rhodes:

This letter will follow up our conversations with the staff of the Securities and Exchange Commission (the “Staff”) on June 27, 2018 in connection with the Staff’s review of our Form 20-F for the year ended December 31, 2016. We are responding as follows.

I.             Voluntary Change in Accounting Policy

Upon further review of our experience at the Avino and San Gonzalo mines we have concluded to change our accounting policy under IFRS 6 and IAS 16 in accounting for our Exploration and Evaluation Assets and Development Costs, including our determination that we commenced production effective July 1, 2015. The voluntary change in accounting policy is intended to provide shareholders with a better reflection of our business activities to enhance the comparability of our financial statements to our peers and to make the financial statements more relevant to the economic decision-making needs of users.

Accordingly, we plan to adopt the following accounting policy regarding Exploration and Evaluation Assets and Development Costs in our financial statements for the quarter ended June 30, 2018.

Exploration and Evaluation Assets and Development Costs

(i) Exploration and evaluation expenditures

The Company capitalizes all costs relating to the acquisition, exploration and evaluation of mineral claims. Expenditures incurred before the Company has obtained the legal rights to explore a specific area are expensed. The Company’s capitalized exploration and evaluation costs are classified as intangible assets. Such costs include, but are not limited to, certain camp costs, geophysical studies, exploratory drilling, geological and sampling expenditures, and depreciation of plant and equipment during the exploration stage. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur. Proceeds from the sale of mineral products or farm outs during the exploration and evaluation stage are deducted from the related capitalized costs.

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The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present. In the case of undeveloped properties, there may be only inferred resources to allow management to form a basis for the impairment review. The review is based on the Company’s intentions for the development of such properties. If a mineral property does not prove to be viable, all unrecoverable costs associated with the property are charged to the consolidated statement of comprehensive income (loss) at the time the determination is made.

When the technical feasibility and commercial viability of extracting mineral resources have been demonstrated, exploration and evaluation costs are assessed for impairment, reclassified to mining properties and become subject to depletion. Management considers the technical feasibility and commercial viability of extracting a mineral resource to be demonstrable upon the completion of a positive feasibility study and the establishment of mineral reserves. For certain mineral projects, management may determine the completion of a feasibility study to be cost prohibitive, unnecessary or to present undue risk to the structural integrity of the ore body. Under such circumstances, management considers technical feasibility to be demonstrable when the Company has obtained the necessary environmental and mining permits, land surface and mineral access rights, and the mineral project can be physically constructed and operated in a technically sound manner to produce a saleable mineral product. In assessing whether commercial viability is demonstrable, management considers if its internal economic assessment indicates that the mineral project can be mined to generate a reasonable return on investment for the risk undertaken, and markets or long-term contracts for the product exist.

(ii) Development Expenditures

Mine Development Costs are capitalized until the mineral property is capable of operating in the manner intended by management. The Company evaluates the following factors in determining whether a mining property is capable of operating in the manner intended by management:

•         The completion and assessment of a reasonable commissioning period of the mill and mining facilities;

•         Consistent operating results are achieved during the test period;

•         Existence of clear indicators that operating levels intended by management will be sustainable for the foreseeable future;

•         Plant / mill has reached a pre-determined percentage of design capacity;

•         Adequate funding is available and can be allocated to the operating activities;

•         Long term sales arrangements have been secured;

The carrying values of capitalized development costs are reviewed annually, or when indicators are present, for impairment.

II. Effect of Change in Accounting Policy

As a result of applying the change in accounting policy, we have determined that we would have been deemed to be in the production phase effective July 1, 2015. Accordingly, we have determined that the impact on our Statement of Financial Position would be the decrease/increase in Exploration and Evaluation Assets since we are not capitalizing such assets during production and the impact of our Statement of Operations and comprehensive Income (Loss) would be an increase/decrease in Revenue from Mining Operations and Costs of Sales as such amounts are not offset during production. The retrospective application of this change in accounting policy for (i) the nine months ended September 30, 2015; (ii) the year ended December 31, 2015; and (iii) the year ended December 31, 2016 are as follows:

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Effect on Statement of Financial Position

	September 30, 2015
	As Reported	Adjustment	Retrospective Application
ASSETS
Current assets
Cash and cash equivalents	$9,145,588	$-	$9,145,588
Amounts receivable	4,960,710	-	4,960,710
Sales taxes recoverable	2,604,105	-	2,604,105
Prepaid expenses and other assets	920,393	-	920,393
Inventory	4,270,720	-	4,270,720
	21,901,516		21,901,516
Exploration and Evaluation Assets	36,300,850	(702,525)	35,598,325
Plant, Equipment and Mining Properties	23,135,683	-	23,135,683
Investments	84,449	-	84,449
Reclamation Bonds	145,500	-	145,500
Total Assets	$81,567,998	(702,525)	$80,865,473
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$4,516,134	-	$4,516,134
Current portion of concentrate prepayment	3,558,663	-	3,558,663
Current portion of equipment loan	174,639	-	174,639
Current portion of finance lease obligations	1,766,906	-	1,766,906
Taxes payable	115,041	-	115,041
Amounts due to related parties	220,421	-	220,421
	10,351,804	-	10,351,804
		-
Warrant Liability	27,572	-	27,572
Concentrate Prepayment	9,786,337	-	9,786,337
Equipment Loan	291,065	-	291,065
Finance Lease Obligations	2,068,623	-	2,068,623
Reclamation Provision	2,120,224	-	2,120,224
Deferred Income Tax Liabilities	6,829,451	-	6,829,451
Total Liabilities	31,475,076	-	31,475,076
EQUITY
Share Capital	60,701,371	-	60,701,371
Equity Reserves	10,507,916	-	10,507,916
Treasury Shares (14,180 shares, at cost)	(101,869)	-	(101,869)
Accumulated Other Comprehensive Income	4,783,111	-	4,783,111
Accumulated Deficit	(25,797,607)	(702,525)	(26,500,132)
Total Equity	50,092,922	(702,525)	49,390,397
Total Liabilities and Equity	$81,567,998	(702,525)	$80,865,473

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Effect on Statement of Operations and Comprehensive Income (Loss)

	September 30, 2015
	As Reported	Adjustment	Retrospective Application
Revenue from Mining Operations	$15,222,738	$14,860,807	$30,083,545
Cost of Sales	8,573,411	15,563,332	24,136,743

Mine Operating Income	6,649,327	(702,525)	5,946,802
General and administrative expenses	3,192,866	-	3,192,866
Income before other income (expenses)	3,456,461	(702,525)	2,753,936
Other Income (Expenses)
Fair value adjustment on warrant liability	212,118	-	212,118
Interest and other income	50,169	-	50,169
Foreign exchange loss	(1,035,368)	-	(1,035,368)
Interest expense	(136,178)	-	(136,178)
Accretion of reclamation provision	(101,929)	-	(101,929)
Unrealized loss on investments	(9,440)	-	(9,440)
Net Income Before Income Taxes	2,435,833	(702,525)	1,733,308
Income Taxes
Current income tax recovery (expense)	(1,522,232)	-	(1,522,232)
Deferred income tax expense	(786,852)	-	(786,852)
	(2,309,084)	-	(2,309,084)
Net Income (Loss)	126,749	(702,525)	(575,776)
Other Comprehensive Income - Items that may be reclassified subsequently to income or loss
Currency translation differences of foreign operations	3,111,102	-	3,111,102
Comprehensive Income	$3,237,851	$(702,525)	$2,535,326
Earnings (Loss) per Share
Basic	$0.00	$(0.02)	$(0.02)
Diluted	$0.00	$(0.02)	$(0.02)
Weighted Average Number of Common Shares Outstanding
Basic	36,037,472	-	36,037,472
Diluted	36,600,853	-	36,600,853

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Effect on Statement of Financial Position

	Year Ended December 31, 2015
	As Reported	Adjustment	Retrospective Application
ASSETS
Current assets
Cash	$7,475,134	$-	$7,475,134
Amounts receivable	3,730,317	-	3,730,317
Taxes recoverable	3,053,035	-	3,053,035
Prepaid expenses and other assets	1,177,053	-	1,177,053
Inventory	4,612,234	-	4,612,234
	20,047,773	-	20,047,773
Exploration and Evaluation Assets	41,376,974	(51,191)	41,325,783
Plant, Equipment and Mining Properties	25,733,033	-	25,733,033
Investments	38,712	-	38,712
Reclamation Bonds	145,500	-	145,500
Total Assets	$87,341,992	(51,191)	$87,290,801

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$4,178,571	-	$4,178,571
Amounts due to related parties	217,822	-	217,822
Current portion of term facility	6,458,660	-	6,458,660
Current portion of equipment loans	222,192	-	222,192
Current portion of finance lease obligations	1,815,747	-	1,815,747
Taxes payable	1,151,224	-	1,151,224
	14,044,216	-	14,044,216
Warrant Liability	-		-
Term Facility	7,381,340	-	7,381,340
Equipment Loans	731,918	-	731,918
Finance Lease Obligations	2,305,534	-	2,305,534
Reclamation Provision	6,047,369	-	6,047,369
Deferred Income Tax Liabilities	4,892,916	-	4,892,916
Total Liabilities	35,403,293	-	35,403,293
EQUITY
Share Capital	62,262,954	-	62,262,954
Equity Reserves	9,531,512	-	9,531,512
Treasury Shares (14,180 shares, at cost)	(101,869)	-	(101,869)
Accumulated Other Comprehensive Income	5,652,534	-	5,652,534
Accumulated Deficit	(25,406,432)	(51,191)	(25,457,623)
Total Equity	51,938,699	(51,191)	51,887,508
Total Liabilities and Equity	$87,341,992	(51,191)	$87,290,801

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Effect on Statement of Operations and Comprehensive Income

	Year Ended December 31, 2015
	As Reported	Adjustment	Retrospective Application
Revenue from Mining Operations	$19,082,847	$21,501,272	$40,584,119
Cost of Sales	10,961,694	21,552,463	32,514,157

Mine Operating Income	8,121,153	(51,191)	8,069,962
General and Administrative Expenses	4,256,672	-	4,256,672
Income before other income (expenses)	3,864,481	(51,191)	3,813,290
Other Income (Expenses)
Fair value adjustment on warrant liability	239,690	-	239,690
Interest and other income	59,098	-	59,098
Foreign exchange loss	(833,822)	-	(833,822)
Interest expense	(180,079)	-	(180,079)
Accretion of reclamation provision	(136,925)	-	(136,925)
Unrealized loss on investments	(55,177)	-	(55,177)
Finance cost	(14,238)	-	(14,238)
Net Income Before Income Taxes	2,943,028	(51,191)	2,891,837
Income Taxes
Current income tax expense	(3,587,796)	-	(3,587,796)
Deferred income tax recovery	1,128,192	-	1,128,192
	(2,459,604)	-	(2,459,604)
Net Income	483,424	(51,191)	432,233
Other Comprehensive Income Items that may be reclassified subsequently to income or loss Currency translation differences of foreign operations	3,980,525	--	3,980,525
Comprehensive Income	$4,463,949	$(51,191)	$4,412,758
Earnings per Share
Basic	$0.01	-	$0.01
Diluted	$0.01	-	$0.01
Weighted Average Number of Common Shares Outstanding
Basic	36,229,424	-	36,229,424
Diluted	36,723,725	-	36,723,725

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Effect on Statement of Financial Position	Year Ended December 31, 2016
	As Reported	Adjustment	Retrospective Application
ASSETS
Current assets
Cash	$15,816,628	$-	$15,816,628
Short-term investments	13,427,000	-	13,427,000
Amounts receivable	4,095,249	-	4,095,249
Taxes recoverable	4,738,945	-	4,738,945
Prepaid expenses and other assets	1,295,942	-	1,295,942
Inventory	7,793,047	-	7,793,047
	47,166,811	-	47,166,811
Exploration and evaluation assets	41,344,065	856,847	42,200,912
Plant, equipment and mining properties	37,244,816	-	37,244,816
Long-term investments	35,873	-	35,873
Reclamation bonds	145,500	-	145,500
Total Assets	$125,937,065	$856,847	$126,793,912
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$5,004,583	$-	$5,004,583
Amounts due to related parties	267,726	-	267,726
Current portion of term facility	6,265,934	-	6,265,934
Current portion of equipment loans	1,311,753	-	1,311,753
Current portion of finance lease obligations	1,926,427	-	1,926,427
Taxes payable	1,097,369	-	1,097,369
	15,873,792	-	15,873,792
Term facility	6,265,933	-	6,265,933
Equipment loans	1,598,798	-	1,598,798
Finance lease obligations	1,848,807	-	1,848,807
Warrant liability	2,188,328	-	2,188,328
Reclamation provision	9,349,100	-	9,349,100
Deferred income tax liabilities	6,295,000	-	6,295,000
Total Liabilities	43,419,758	-	43,419,758
EQUITY
Share capital	91,527,462	-	91,527,462
Equity reserves	9,679,584	-	9,679,584
Treasury shares (14,180 shares, at cost)	(101,869)	-	(101,869)
Accumulated other comprehensive Income	4,593,133	-	4,593,133
Accumulated deficit	(23,181,003)	856,847	(22,324,156)
Total Equity	82,517,307	856,847	83,374,154
Total liabilities and Equity	$125,937,065	$856,847	$126,793,912

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Effect on Statement of Operations and Comprehensive Income

	Year Ended December 31, 2016
	As Reported	Adjustment	Retrospective Application
Revenue from mining operations	$39,895,591	$5,912,324	$45,807,915
Cost of sales	25,391,891	5,055,477	30,447,368

Mine operating income	14,503,700	856,847	15,360,547
Operating expenses
General and administrative expenses	5,021,006	-	5,021,006
Share-based payments	1,615,025	-	1,615,025
Income before other items	7,867,669	856,847	8,724,516
Other items
Foreign exchange gain	207,076	-	207,076
Interest and other income	69,073	-	69,073
Fair value adjustment on warrant liability	10,862	-	10,862
Accretion of reclamation provision	(284,636)	-	(284,636)
Finance cost	(188,940)	-	(188,940)
Interest expense	(166,636)	-	(166,636)
Unrealized gain loss on long-term investments	(2,839)	-	(2,839)
Net income before income taxes	7,511,629	856,847	8,368,476
Income taxes
Current income tax expense	(4,187,048)	-	(4,187,048)
Deferred income tax expense	(1,332,102)	-	(1,332,102)
	(5,519,150)	-	(5,519,150)
Net income	1,992,479	856,847	2,849,326
Other comprehensive income (loss) Items that may be reclassified subsequently to income or Loss Currency translation differences of foreign operations	(1,059,401)	-	(1,059,401)
Total Comprehensive income	$933,078	$856,847	$1,789,925
Earnings per share
Basic	$0.05	$0.02	$0.07
Diluted	$0.05	$0.02	$0.07
Weighted average number of common shares outstanding
Basic	42,695,999	-	42,695,999
Diluted	43,791,451	-	43,791,451

We are applying this change in accounting policy on a retrospective basis for informational purposes only.

Further, we do not believe that the change in accounting policy affects our Internal Control Over Financial Reporting in that neither a significant deficiency nor a material weakness exists in applying this change in accounting policy on a retrospective basis.

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III. Disclosure

In accordance with IAS 8, we will make the proposed change in accounting policy to make the financial statements more relevant to the economic decision-making needs of users. In making the Form 6-K filing, we will disclose the items in I and II above including:

•         the nature of the change in accounting policy;

•         the reasons why applying the new accounting policy provides reliable and more relevant information;

•         for the current period and each prior period presented, the opening balance and comparative amounts as if the new accounting policy had always been applied;

•         for basic and diluted earnings per share; and

•         the amount of the adjustment relating to periods before those presented, to the extent practicable.

We hope that the foregoing addresses the Staff’s comments. Please contact the undersigned if you have additional questions.

Respectfully submitted, /s/ Malcolm Davidson Chief Financial Officer

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